

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

July 15, 2008

via U.S. mail and facsimile

Mr. Gareth Roberts
President and Chief Executive Officer
Denbury Resources Inc.
5100 Tennyson Parkway, Suite 1200
Plano, TX 75024

> **Re:     Denbury Resources Inc.
> Form 10-K for Fiscal Year Ended December 31, 2007
> Filed February 29, 2008
> Form 10-Q for Fiscal Quarter Ended March 31, 2008
> Filed May 6, 2008
> File No. 1-12935**

Dear Mr. Roberts:

        We have completed our review of your filings and response letter and have no
further comments at this time.

                                        Sincerely,


                                        H. Roger Schwall
                                        Assistant Director